

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Peter Wolfe
Chief Financial Officer
ZyVersa Therapeutics, Inc.
2200 N. Commerce Parkway , Suite 208
Weston, FL 33326

**Re: ZyVersa Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 5, 2023
File No. 333-269442**

Dear Peter Wolfe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed April 5, 2023

Cover Page

1. We note that the fifth paragraph of the cover page states: "There is no arrangement for funds to be received in escrow, trust or similar arrangement." This statement is inconsistent with your revised disclosure in the sixth paragraph indicating that all investor funds will be held in escrow at Continental Stock Transfer & Trust until enough securities have been sold to redeem all of the PIPE Shares. Please reconcile these disclosures.
2. We note your statement on the cover page that the offering will be completed no later than two business days following its commencement; however, we also note your statements on page 6 that the offering will continue through and until you sell at least $10.4 million of securities and the implication that you could choose to extend the offering if you do not sell the amount required to redeem the PIPE shares. Please revise your disclosure on the

cover page to clearly indicate the date the offering will end, at which time funds held in escrow would be returned if the minimum offering amount is not sold. Refer to Item 501(b)(8)(iii) of Regulation S-K.

<u>General</u>

3.   We note your disclsoure on page 133 that you and the placement agents have agreed that all funds received from the sale of the securities registered in this offering will be promptly deposited in a non-interest bearing escrow account maintained by Continental Stock Transfer & Trust, as escrow agent for the investors in the offering. Please file the escrow agreement as an exhibit to your registration statement or tell us why you believe such agreement is not required to be filed.  Refer to Item 601(b)(10) of Regulation S-K.

 You may contact Lauren Sprague Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Jared Kelly